Exhibit 99.2

SU Group Narrows First-Half Operating Loss, Executes on Long-Term Strategy

●     Business Momentum Led by Public-Sector Awards Across Healthcare, Cultural and Border Infrastructure

●     Product Partnerships and Training Expand Reach

●     Proposed Acquisition to Add New Enhanced Safety Capabilities

HONG KONG, September 29, 2026 – SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related services company in Hong Kong, today announced its unaudited and unreviewed financial results for the six months ended March 31, 2026. The Company intends to file its results for the period with the U.S. Securities and Exchange Commission on Form 6-K. The Company noted that on a year over year basis, the adverse impact of fewer large engineering projects in the most recent period led to a decline in revenue, while its operating discipline drove an improvement in gross margin, a narrowed operating loss and an increase in cash from the fiscal year-end balance.

SU Group’s Chairman and CEO, Dave Chan, commented, “The first half had fewer large engineering projects, but our operating discipline and stabile guarding and screening business helped us deliver a narrowed operating loss. Our confidence remains higher in the second half of the year led by momentum in our new projects and expanded addressable market. Since March, an HK$18.8 million follow-on hospital award has brought the disclosed value of our work on that project to HK$107.3 million. We have also won public-sector work and added specialized products and training capabilities. Executing those already announced awards, securing new public-sector work , and serving customers with a wider range of solutions are our priorities.”

SU Group’s Chief Financial Officer, Calvin Kong, noted, “Gross margin remained healthy at 20.7% and selling, general and administrative expenses fell 15.9%, helping offset the lower engineering volume. Cash rose to HK$28.7 million at March 31, 2026 from HK$25.4 million at fiscal year-end. As the new awards move through delivery, we will stay focused on project margins, working capital and cash conversion.”

Financial Results for the Six Months Ended March 31, 2026

Revenue decreased HK$21.6 million, or 20.0%, from HK$107.9 million in the prior-year period to HK$86.3 million (US$11.0 million). Project and maintenance revenue decreased from HK$65.1 million to HK$44.0 million, primarily reflecting the adverse impact of fewer large engineering projects in the current period. Security guarding and screening revenue was HK$40.9 million, compared with HK$40.5 million. Equipment leasing revenue declined to HK$1.4 million from HK$2.3 million as some leases expired and customers renewing received more favorable terms.

Cost of revenues declined 20.3% to HK$68.5 million (US$8.7 million), reflecting the change in engineering project mix. Gross profit was HK$17.8 million (US$2.3 million), compared with HK$22.0 million, while gross margin improved to 20.7% from 20.3%.

Selling, general and administrative expenses fell 15.9% to HK$21.0 million (US$2.7 million) from HK$24.9 million. Lower share-based compensation and legal and professional fees more than offset higher administrative payroll costs. Losses on disposal of property and equipment declined to HK$0.8 million from HK$1.8 million, as fewer X-ray machines were disposed of.

Operating loss narrowed to HK$3.9 million (US$0.5 million) from HK$4.7 million. Net loss attributable to ordinary shareholders narrowed to HK$4.2 million (US$0.5 million), or HK$14.47 per share, from HK$4.5 million, or HK$15.45 per share. Per-share amounts reflect the share consolidation completed on August 6, 2026 on a retroactive basis.

Cash and cash equivalents were HK$28.7 million (US$3.7 million) at March 31, 2026, up from HK$25.4 million at September 30, 2025. Working capital was approximately HK$58.6 million (US$7.5 million), compared with HK$62.1 million at fiscal year-end.

Recent Developments

Since March 31, 2026, and not included in the six-month results, SU Group has successfully added significant public-sector work, broadened its product portfolio and expanded its training reach. The largest disclosed award was a follow-on hospital contract, with several new distribution agreements that open additional markets expected to contribute to the Company’s future growth.

●	Proposed Acquisition Could Add Complementary Capabilities:

-	In September, a SU Group subsidiary agreed to acquire KM Safety Solution Company Limited for HK$5.6 million in cash. KM’s safety consultancy work and Hong Kong distribution rights for intelligent emergency lighting controls could complement SU Group’s existing offering. The transaction is subject to due diligence, required approvals and other closing conditions, and completion is not assured.

●	Public-Sector Projects Deepen an Established Customer Base:

-	A HK$18.8 million (approximately US$2.4 million) follow-on award expanded SU Group’s work on a major hospital project to a combined HK$107.3 million (US$13.7 million) in disclosed contracts. The new scope covers nurse call, power quality and lighting management systems, adding to the Company’s role in essential healthcare infrastructure.

-	The Company also won a government-linked security contract valued at more than US$1 million for a Hong Kong cultural facility, covering CCTV, communications, access control and water-leak detection; it said at the time that revenue was expected to be recognized by the end of 2026. At the new Huanggang Port border crossing, SU Group was awarded the supply and installation of six under-vehicle surveillance systems. A separate Civil Aviation Department contract calls for AI- and IoT-enabled site-safety systems at four navigation-station construction sites.

●	New Distribution Rights Extend the Security and Safety Portfolio:

-	SU Group secured exclusive Hong Kong and Macau distribution rights for HDX’s TRACELINE™ PX3 Portable X-Ray System, designed for specialized uses including explosive ordnance disposal and fire investigation. In Macao, its subsidiary obtained exclusive rights to GLM’s Inspec Spider, a robotic system for inspecting high-mast lighting from ground level.

-	A distribution agreement with GEZE added automatic door, window, smoke and heat extraction, and other smart-building technologies. SU Group also partnered with Seetrue Screening Ltd. to offer AI-powered X-ray screening in Hong Kong and Macau; compatibility with existing X-ray machines gives the Company a way to approach current as well as new customers. These agreements broaden what SU Group can offer alongside its engineering services, although future sales depend on customer adoption.

●	Training Gains a Wider Audience:

-	Fortune Jet became the first provider in Hong Kong approved to deliver recognized QASRS security training in English, Cantonese and Mandarin, widening access for candidates seeking to apply for a Security Personnel Permit. It also signed a three-party memorandum of understanding to develop training, certification and practical-experience services across Shenzhen, Hong Kong and Macau. That cross-border program remains a planned collaboration.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company providing security-related engineering services, security guarding and screening services, and related vocational training in Hong Kong. Through its subsidiaries, it designs, supplies, installs and maintains security systems for private- and public-sector customers. For more information, visit www.sugroup.com.hk.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the planned Form 6-K filing, the Company’s strategy, the PX3 distribution opportunity and future sales and project execution. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. These include the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release. The Company undertakes no obligation to update them except as required by law.

Contact:

Global IR Partners

David Pasquale

Phone: +1 914-337-8801

Email: SUGP@globalirpartners.com

(Financial Tables Follow)

SU GROUP HOLDINGS LIMITED

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended March 31,
	2025	2026 (Unaudited and Unreviewed)	2026 (Unaudited and Unreviewed)
	HK$	HK$	US$
Revenues	107,912,380	86,344,444	11,019,366
Cost of revenues	(85,953,617)	(68,514,067)	(8,743,835)
Gross profit	21,958,763	17,830,377	2,275,531

Operating expenses
Selling, general and administrative expenses	(24,921,087)	(20,970,287)	(2,676,249)
Losses on disposal of property and equipment	(1,772,107)	(778,900)	(99,404)

Loss from operations	(4,734,431)	(3,918,810)	(500,122)

Other income (expenses)
Other income	715,730	367,787	46,937
Finance expenses	(149,000)	(5,603)	(715)
Total other income, net	566,730	362,184	46,222

Loss before income tax expenses	(4,167,701)	(3,556,626)	(453,900)
Income tax expenses	(359,767)	(683,092)	(87,177)
Net loss attributable to SU Group Holdings Limited’s ordinary shareholders	(4,527,468)	(4,239,718)	(541,077)

Net loss per share
Basic and diluted *	(15.45)	(14.47)	(1.85)
Weighted average number of shares
Basic and diluted *	292,972	292,972	292,972

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation on August 6, 2026.

SU GROUP HOLDINGS LIMITED

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025	As of March 31, 2026 (Unaudited and Unreviewed)	As of March 31, 2026 (Unaudited and Unreviewed)
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	25,354,528	28,651,212	3,656,497
Trade receivables, net	34,247,307	34,221,178	4,367,342
Inventories, net	25,770,281	18,561,486	2,368,836
Prepaid expenses and other current assets	5,423,335	4,526,538	577,681
Retention receivables, net	3,729,411	2,756,843	351,831
Prepaid income tax	1,654,240	—	—
Total current assets	96,179,102	88,717,257	11,322,187

Non-current assets
Property and equipment, net	6,810,456	5,205,303	664,306
Intangible assets, net	194,100	604,900	77,198
Goodwill	1,271,160	1,271,160	162,227
Restricted cash	9,890,171	10,111,578	1,290,450
Prepaid expenses and other non-current assets	3,448,366	2,986,966	381,200
Deferred offering expenses	155,763	2,058,550	262,714
Operating lease right-of-use assets, net	6,041,643	5,102,052	651,129
Investment in key management insurance policy	1,343,929	1,389,949	177,387
Deferred tax assets	613,415	736,320	93,970
Total non-current assets	29,769,003	29,466,778	3,760,581
TOTAL ASSETS	125,948,105	118,184,035	15,082,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	7,646,188	6,324,678	807,162
Notes payables	1,957,870	1,484,395	189,440
Other payables	1,883,981	561,014	71,597
Accrued payroll and welfare	9,323,383	9,682,055	1,235,634
Operating lease liabilities – current	1,976,643	2,039,968	260,343
Income tax payable	—	201,806	25,755
Contract liabilities	11,340,672	9,862,022	1,258,601
Total current liabilities	34,128,737	30,155,938	3,848,532

Non-current liabilities
Operating lease liabilities – non-current	3,540,340	2,504,275	319,598
Other payables – non-current	1,362,306	1,124,850	143,555
Other liabilities	766,000	674,000	86,017
Total non-current liabilities	5,668,646	4,303,125	549,170
Total liabilities	39,797,383	34,459,063	4,397,702

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (par value of HK$0.5 per share; 149,819,664 ordinary shares authorized and 112,636 and 112,636 ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively.) *	56,309	56,309	7,186
Class B ordinary shares (par value of HK$0.5 per share; 180,336 ordinary shares authorized and 180,336 and 180,336 ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively.) *	90,168	90,168	11,507
Additional paid-in capital	53,163,910	54,977,878	7,016,333
Retained earnings	32,840,335	28,600,617	3,650,040
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	86,150,722	83,724,972	10,685,066
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	125,948,105	118,184,035	15,082,768

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation on August 6, 2026.

U.S. dollar figures are provided solely for convenience at US$1.00 = HK$7.8357, the March 31, 2026 closing rate stated in the interim financial statements. The Company’s reporting currency is HK$. Certain comparative current-asset line items were reclassified without affecting total current assets or previously reported results.